Exhibit 11

Statement  of Computation of Per Share Earnings

In the three and six months ended June 30, 2021 and 2020, FutureFuel computed earnings per share using the treasury method.

The composition of basic and diluted earnings (losses) per share were as follows:

(Dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Numerator:
Net income (loss)	$3,481	$15,159	$(5,292)	$34,202
Denominator:
Weighted average shares outstanding – basic	43,754,232	43,743,243	43,748,768	43,743,243
Effect of dilutive securities:
Stock options and other awards	190	497	-	248
Weighted average shares outstanding – diluted	43,754,422	43,743,740	43,748,768	43,743,491

Basic earnings (loss) per share	$0.08	$0.35	$(0.12)	$0.78
Diluted earnings (loss) per share	$0.08	$0.35	$(0.12)	$0.78